TENNYSON
NETWORKS LIMITED

June 18, 2003

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03024127

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 18 June 2003 re **Tennyson Ready For Confident Step Forward as Building Blocks Fall into Place**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

dlw 6/30

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au



TENNYSON READY FOR CONFIDENT STEP FORWARD AS BUILDING BLOCKS FALL INTO PLACE

Melbourne, 18 June 2003 –Tennyson Networks (ASX: TNY) said today that it was confident that the acquisition of New Zealand-based Ericsson Data Services business (EDS) would provide a solid and profitable business platform for a springboard to growth and international expansion.

"We believe this new business, which has a track record of generating consistent revenue and profits over a number of years, provides Tennyson with an avenue into a commercially proven market that will continue to expand," said Tennyson's chairman, Mr Harvey Parker.

The company has received confirmation that EDS had invoiced more than A$8 million for the first six months of calendar year 2003 and that these sales have been achieved on healthy gross profit margins.

The company's directors have agreed to provide loan facilities in excess of $1 million to facilitate settlement on 30 June 2003.

EDS is an established business which designs and markets a range of products that enable broadband Internet communications over traditional copper networks, is well established in an existing European market, where the national telecommunications network provider has already bought over 130,000 units. Trials are now also underway with telecommunications companies in two other European countries and another in Asia.

The products are ideally suited to the Internet needs of developing countries as well as those with established copper networks. Tennyson believes the markets for these products extend way beyond the sectors to which it has been limited by Ericsson's past marketing policies.

Ericsson is selling the EDS business as part of a global program of rationalization, which has included a number of businesses and facilities around the world.

In acquiring the EDS business, products and intellectual property, Tennyson also gains a team of very competent management, marketing and development staff. Because the products have been built to conform with Ericsson's corporate standards of excellence, Tennyson is acquiring robust and well engineered technology that has an established commercial customer base.

Concurrent with the purchase of the EDS business, Tennyson has been in discussions with a number of parties, which have expressed a strong interest in acquiring its existing Smart Office eXchange (SOX) operations.

Tennyson is now in advanced negotiations with two separate groups, both of which have completed all their due diligence requirements. Due to a desire to finalise arrangements as quickly as possible, the company today terminated negotiations with a third interested party, which was awaiting funds from overseas.

The Board has resolved to finalise arrangements by June 30.

Although SOX is an award winning technology, EDS offers Tennyson an established market and commercial client base as well as instant profitable growth in an area that is expanding rapidly," Mr Parker said.

Once the future of SOX is determined, the Board intends to raise approximately A$3.5 million through an underwritten pro rata share issue to all Tennyson shareholders, such funds will be used for the EDS acquisition and to provide future working capital.

Tennyson contacts:

Harvey Parker
Chairman
03 8558 0400

Rick A Pullia
Acting CEO / CFO
03 8558 0400



June 19, 2003

By Facsimile
0015 1 202 942 9624
19 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 18 June 2003 **re Datareach – The New Name for the Ericsson NZ Data Services Business**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au


TENNYSON
NETWORKS LIMITED

DATAREACH – THE NEW NAME FOR THE ERICSSON NZ DATA SERVICES BUSINESS

Melbourne, 19 June 2003 – Tennyson Networks (ASX: TNY) advises that "Datareach" is the new name for the Ericsson NZ data services business.

Following is a presentation to the company's shareholders on the Datareach business.

A powerpoint version is also available on the company's website at www.tennyson.com.au

Tennyson contacts:

Harvey Parker
Chairman
03 8558 0400

Rick A Pullia
Acting CEO / CFO
03 8558 0400


datareach

Home and Office Internet Solutions

(HiS)

June 2003


datareach

Investment Summary

- New Business has achieved more than AUD$8 million revenue in 6 months, with high profit margins.
- Historically has maintained gross margins above 40% on substantial revenues.
- Tennyson is no longer restricted to the single Polish market.
- Pilot systems have already been installed in new overseas markets.
- Discussions have already commenced with potential orders overseas.
- The acquisition is expected to make Tennyson cash flow positive.
- The business has been acquired at low earning's multiple.


datareach

Presentation Overview

- What is HiS ?
- Business vision & mission statement
- Background on industry
- Market status – Poland base
- Roadmap
- Opportunities


datareach

What is HiS?

- The Datareach business over the past 4 years has sold HiS products to one of the largest Central European Telecom operators – Telecom Poland (TPSA).

- The HiS product is an ALWAYS-ON internet solution which delivers high speed data and telephony simultaneously over a single copper pair. End users enjoy the benefits of fast connection, no dial up waiting time.

- For telecommunications operators the product offers the scope to quickly provide broadband services to end users over existing copper infrastructure. The product is used to 'sweat' the copper, so operators get a greater ROI from existing resources with minimum additional investment.

- HiS acts as a low cost entry to broadband and provides a platform for future advanced broadband services. The system comprises, a sub-rack containing line terminal cards and network interface cards (router) in the telephone exchange, and a modem-like terminal in the subscriber's premises.


datareach

What is HiS?

Home & Office internet Solution

Simple, robust, scalable, appropriate, and cost effective

"HiS is an always-on DSL based Internet Access solution, offering Voice and Data simultaneously over the same copper pair"




datareach

Home and Office internet Solution is ...

- ADSL / IDSL / SHDSL

Telephone

Modem

Data

Single Telephone cable

Local Exchange

HiS-Exchange Equipment

Telephone network

No ATM Needed = no large investment

Data network

ISP Provider


datareach

Vision:
Provide Access to broadband in emerging markets and regional networks

Mission:
To maximise stakeholders' return by providing customer value through innovative solutions


datareach

Business Overview

- Based in Napier New Zealand, total product lifecycle management
- Divested from Ericsson June 2003
- Sales/Marketing, Support, Design and Development Centre for Internet Access Products
- International Sales limited to Poland market by Ericsson Sweden
- Sales ~NZD130M last 4 years; Gross margin ~45%
- New markets being targeted Russia, Philippines – emerging markets


datareach

Industry trends

- Industry downturn
- Strong growth in DSL predicted
- Strong growth in emerging markets
- Key global players focus on core business – Ericsson divestment of HiS
- Key global players focus on core markets/customers

- →Companies looking for bargains
- →Consolidation of smaller organisations
- →Preparation for the upward cycle


datareach

Matching technology with the Market

- DSL is an excellent technology for the target markets.
- Emerging markets lag the rest of the world.
- Copper issues will dominate (quality and reach).
- Internet Protocol (IP) will dominate
- Desire for speed will increase but only at the rate consumers are prepared to pay for
- 'vanilla' (surfing) will lead to next generation services
- Open standards will prevail (e.g. SHDSL, ADSL).


datareach

Business – Why DSL?

There are 1 Billion phone lines globally


Competition
ROI ?

DSL Provisioning Options
•Overlay Solution:
•Integrated Solution:

DSL
Utilises the current copper infrastructure

Vision
Provide Access to broadband in regional networks and emerging global markets







Home & Office internet Solution

Jun 2003


datareach

DSL status

History

Broadband access deployment has been aimed at the large Telcos in Metro centres of developed markets



Key operator issues

- New services coming, existing ones stay
- Cannot deliver broadband everywhere
- Rural verses metro divide
- Many networks comprise of old technology

Telco aim is to leverage existing infrastructure "sweat the copper"

Facts

- ADSL accepted as commodity service for internet
- Strong DSL growth is predicted - best technology


datareach

Home & Office internet Solution....the total solution



SHDSL

SHDSL reach
~100% population

IDSL

IDSL reach
~98% population

ADSL

ADSL reach
~92% population

ISDN
Frame relay
E1/T1
Ethernet


DSLAM

Data and phone to existing networks

Benefits for Emerging and Rural networks

- ❑ Reach and noise immunity
- ❑ Good performance on poor copper
- ❑ Superior voice performance
- ❑ Symmetric and Asymmetric Services
- ❑ Spectral and International standards
- ❑ Network Connectivity

The HiS Total Solution

- ❑ Cost effective overlay solution
- ❑ No technician visit for ~92 % modem installs
- ❑ Always-on data connectivity
- ❑ Increase subscribers using multiple DSL technologies
- ❑ A matrix of service options

simple robust scalable appropriate cost effective


datareach

Market Status
Poland – sales centre for Europe

- Sales office in Warsaw
  - One experienced Sales staff
  - Close to Customer and Distributor
  - Serviced offices close to hotels, airport, city
- European growth
  - Ready access to other European markets
- Flextronics
  - Based in Poland
  - Contract Equipment Manufacture
  - Product repair


datareach

HiS Infrastructure Map Poland

MAPA HiS'ów

Poland

- 40M population
- 8M phone lines
- 3.8M internet users

→ Over 4 years
→ 160k lines HiS
→ ~NZD130M
→ ~45% gross margin

Jun 2003


datareach

Opportunities

- Russia
  - Leverage Poland for European opportunities
  - Trial underway
  - Distribution agreement ready
- Philippines
  - Previous exposure to HiS
  - Asian beachhead
  - Trial underway
  - Distribution agreement ready
- Australia
  - Discussion with Telstra – rural network
- United Kingdom
  - Discussion with BT – rural network
  - Contact with smaller operators
  - Search for distribution partner
- Ukraine
  - Contact with operator
  - Previous agreement to trial
- India
  - Search for distribution partners
- Pacific Islands
  - Cook Islands reference site
  - Discussion with Fiji Telecom


datareach


datareach

Jun 2003